Filed by RAIT Investment Trust pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Taberna Realty Finance Trust

Commission File No.: 021-77367

The following are slides presented at a conference held on November 29, 2006 regarding RAIT Investment Trust (“RAIT”) and the proposed merger of Taberna Realty Finance Trust (“Taberna”) and a wholly-owned subsidiary of RAIT, RT Sub Inc. (“RT”), pursuant to the terms of an Agreement and Plan of Merger dated as of June 8, 2006 by and among RAIT, RT and Taberna.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER WITH TABERNA

RAIT has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-136197) that includes a definitive joint proxy statement/prospectus of RAIT and Taberna and RAIT may file other relevant documents concerning the proposed merger with the SEC. This definitive joint proxy statement/prospectus has been sent to shareholders of RAIT and Taberna seeking approvals related to the proposed transaction. RAIT and Taberna shareholders and other investors are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other materials filed by RAIT with the SEC, as well as any amendments or supplements to those documents. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC’s website (http://www.sec.gov). These documents are also available for free by accessing RAIT’s website (http://www.raitinvestmenttrust.com).

RAIT, Taberna and certain of their trustees, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of shareholders in connection with the proposed merger, including any interest they have in the merger, is set forth in the joint proxy statement/prospectus filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

RAIT Investment Trust

RAIT Investment Trust

TABERNA

RAS LISTED NYSE

1 1 www.raitinvestmenttrust.com www.raitinvestmenttrust.com A Company Like No Other FBR Conference November 29, 2006 + + = =

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Forward Looking Disclosure
This document and the related presentation, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RAIT Investment Trust-(“RAIT”) and Taberna Realty Finance Trust (“Taberna”), including future financial and operating results and performance; statements about RAIT's-and-Taberna's-plans,-objectives,-expectations-and-intentions-with-respect-to-future-operations,-products-and-services;-and-other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of RAIT's-and-Taberna's-management-and-are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of RAIT and Taberna. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: those discussed and identified in public filings with the Securities and Exchange Commission made by RAIT and Taberna; the businesses of RAIT and Taberna may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities and cost savings from the merger may not be-fully realized or may take longer to realize than expected; the-operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; adverse governmental or regulatory policies may be enacted; the loss of management and other key personnel; competition from other real estate investment trusts and other specialty finance vehicles; the inability to obtain adequate capital and other funding for operations at attractive rates or otherwise; fluctuations in interest-rates-and-related-hedging activities against such interest rates; covenants in financing arrangements applicable to RAIT and Taberna that may restrict business operations; failing to maintain qualification as REITs; the inability to acquire eligible securities for CDO and other securitization transactions on favorable economic terms; adverse market trends that affect real estate securities that are used as collateral in CDO and other securitizations; increases in borrowing costs relative to the interest received on RAIT and Taberna investments; failing to maintain exemptions under the Investment Company Act would subject us to additional restrictions; geographic concentrations in investment-portfolios of residential mortgage loans could be adversely affect by economic factors unique to such concentrations; the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, neighborhood values, competitive overbuilding, weather, casualty loses, occupancy rates and other similar factors; Taberna relies heavily on issuing trust preferred securities to obtain funds and any adverse fluctuations in that industry may adversely-affect-the-combined-company;-and-general business and economic conditions, which could adversely affect credit quality and loan originations.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the conference call referenced in this filing or the date of any document incorporated by reference in this filing. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this filing and attributable to RAIT or Taberna or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, RAIT and Taberna undertake no obligation to update these forward-
looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

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RAIT: History of Success
Total compounded return to shareholders from 01/12/98-10/31/06 = *479%
Loan originations - $1.1 billion (annualized Q3 gross originations)
Excellent credit history
RAIT has never experienced a loss or monthly payment default in its investment portfolio
*assumes dividends reinvested

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Total Compounded Indexed Returns Compared to S&P
500 and NAREIT Mortgage and Hybrid REITs Indexes
(1998 - October 2006)
-34%
15%
-24% -24%
25%
35%
8%
5%
-15%
67%
42%
24%
-18%
96%
30%
17%
-28%
92%
73%
49%
24%
74%
37%
33%
10%
4%
-55%
-18%
4%
113%
29%
52%
13%
479%
112%
104%
42%
-29%
-17%
27%
-150%
-75%
0%
75%
150%
225%
300%
375%
450%
525%
RAIT Investment Trust NAREIT Mortgage REIT Index NAREIT Hybrid REIT Index S&P 500 Index
31-Dec-98
31-Dec-99
31-Dec-00
31-Dec-01
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05
YTD 2006
Total

RAIT
Investment Trust

RAIT
Investment Trust

TABERNA

RAIT
Financial Trust

RAS
LISTED
NYSE

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How RAIT grows?
Improved Asset Diversification and Financing
through Merger with Taberna
Diversified Product Mix
Whole loans
Bridge loans
Mezzanine loans
Preferred equity
Consolidated real
estate interests
TruPS issued by REITs and
real estate operating
companies
Lower effective cost of
capital through CDO
securitization technology
Diversified asset origination
platform
Complementary businesses
and management, with deep
knowledge of and experience
in the real estate industry
Access to structuring
capabilities and low-cost
financing sources

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Access to Debt Capital
Sources of Debt Capital
(in millions)
Source of Debt Capital Maximum Availability Cost of Funds
Secured Lines of Credit $110 one-month LIBOR + 200 or 225 bps
Unsecured Line of Credit $350 LIBOR + 135-185 bps
Repurchase Facility $160 one-month LIBOR + 100 bps (will terminate 11/20/06)
RAIT CRE CDO I $1,000 one-month LIBOR + 48 bps (fully ramped)

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RAIT CRE CDO I - Summary
$1.018 billion consolidated Commercial Real Estate CDO
CDO Securities consist of-
$818 million of investment grade notes
$35 million of non-investment grade notes
$165 million of preference shares
Use of proceeds – repay substantially all amounts outstanding under repurchase facility and lines of credit
5 year reinvestment period
Collateral – Whole loans, bridge loans, mezzanine loans and preferred equity (unconsolidated real estate interests)
A wholly-owned qualified REIT subsidiary of RAIT owns the non-
investment grade notes, preference shares and other equity ($200 million)
RAIT is the collateral manager

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Overview of Taberna
Taberna Realty Finance Trust is a self-managed and self-advised specialty finance REIT focused on the following activities:
Originating financing for REITs and other real estate operating companies, primarily in the form of TruPS and subordinated debt
Investing in mortgage loans, RMBS, CMBS and other real estate-
related senior and subordinated debt securities
Structuring, managing and investing in CDO transactions and other asset securitizations
Efficient deployment of capital with strong dividend record
Dividend has increased 63% from $0.24 in July 2005 to $0.39 in
September 2006
Low-cost match-funded CDO financing strategy

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Taberna Financial Overview
Financial Summary
Dividends
Total Investments ($mm)
Note:  Dollars in millions except per share data
$3,380.9
$7,250.7
$7,838.5
$8,459.9
$0
$2,000
$4,000
$6,000
$8,000
9/30/2005 12/31/2005 3/31/2006 6/30/2006
$0.24
$0.30 $0.30
$0.35
$0.39
$0.20
$0.24
$0.28
$0.32
$0.36
$0.40
7/29/2005 11/8/2005 2/9/2006 5/11/2006 9/18/2006
as of June 30, 2006
Assets
TruPS and Subordinated Debt $3,758.8
CMBS and Other Preferred 481.4
Residential Mortgages and MBS 4,219.7
Other Assets 535.8
Total Assets $8,995.7
Liabtilities and Stockholders' Equity
CDO Financing $4,134.3
Securitized Debt 4,164.6
Other Liabilities 98.1
Minority Interest 188.1
Total Stockholders' Equity 410.6
Total Liabilities and Stockholders' Equity $8,995.7

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Transaction Rationale
Diversified real estate finance company with ability to
provide secured & unsecured financing across the full
capital structure to real estate borrowers
Expanding and more dynamic product set
Enhanced growth profile for combined company
through effective use of leverage
Shared management culture with focus on credit
Complementary targeted asset classes with minimal
overlap
Strategic
Considerations
Accretive to CAD and dividends per share
Improved capital and operating scale
Lower cost of funds and greater access to financing
sources
Financial
Considerations

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How RAIT grows?
Proposed Merger with Taberna Realty Finance Trust
Company Name: RAIT Financial Trust
Ticker/Exchange: RAS/NYSE
Exchange Ratio: 0.5389 common RAIT shares per Taberna common share
Form of Consideration: 100% stock
Price per Taberna Share : $15.87
1
Transaction Equity Value: $704 million
2
Approximate Pro Forma Total
Shareholders’ Equity (6/30/06) :
$1.2 billion
Board Representation: Betsy Z. Cohen (Chairman), Daniel G. Cohen, four independent directors nominated by RAIT and three independent directors nominated by Taberna
Executive Management: Chairman —Betsy Z. Cohen
CEO—Daniel G. Cohen
Approximate Pro Forma
Ownership:
RAIT 54% / Taberna 4 6%
Anticipated Closing: Fourth quarter 2006 – Shareholder meeting December 11, 2006
Approvals: Shareholder and other requisite approvals
Notes:
1 Based on closing price of $29.44 of RAIT common stock on November 2, 2006
2
Based-on-the-closing-RAIT-share-price-on-November-2,-2006-($29.44)-multiplied-by-the-23,904,389-RAIT-common-shares-to-be-issued

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Post-Merger Executive Officers
Name Title Years of Experience
Betsy Z. Cohen Chairman 31
Daniel G. Cohen Chief Executive Officer 18
Mitchell Kahn Co-President 9
Scott Schaeffer Co-President 20
Jack Salmon Chief Financial Officer &
Treasurer
30
Raphael Licht Chief Administrative Officer
and Chief Legal Officer
10
Plamen Mitrikov EVP – Asset Management 10
Ken Frappier Chief Credit Officer 32
Ellen DiStefano Chief Accounting Officer 13

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RAIT Financial Trust Selected Pro Forma
Condensed Combined Financial Information
Period Ending
Six Months
Ended June 30,
2006
(In thousands, except share and per share data)
Income Statement Data as of June 30, 2006:
Total Revenues 82,366 $
Total Expenses 37,655
Net income from continuing operations 54,762
Net income from continuing operations available to common shareholders 49,724
Net income per common share - basic 0.97
Net income per common share - diluted 0.97
Balance Sheet Data as of June 30, 2006:
Investment in securities 4,113,216
Investment in loans 4,998,651
Total assets 9,970,802
Indebtedness 8,460,884
Total liabilities 8,601,075
Minority interest and Series A Preferred Stock of RT Sub 144,595
Shareholders' equity 1,225,132
Common shares outstanding at period end 52,009,496
Book Value Per Share 21.14 $

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How RAIT Financial Trust Grows?
Increased cash
available for
distribution
Potential for
dividend growth
Increased scale and asset
origination volume across
several asset classes
Provide full capital
structure to real
estate borrowers
Diverse range of
financing sources
lowers cost of
funds
Enhanced
Shareholder
Value
Enhanced
Shareholder
Value
Strong executive team
with established track
record and existing
working relationships